

September 30, 2011

Via E-mail
Mr. Yasuhiro Sato
Chief Executive Officer
Mizuho Financial Group, Inc.
5-1, Marunouchi 2-chome
Chiyoda-ku, Tokyo 100-8333 Japan

> **Re:** **Mizuho Financial Group, Inc.**
> **Form 20-F for the fiscal year ended March 31, 2011**
> **Filed July 20, 2011**
> **Form 20-F/A for the fiscal year ended March 31, 2011**
> **Filed August 5, 2011**
> **File No. 001-33098**

Dear Mr. Sato:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F for the Fiscal Year Ended March 31, 2011
Item 3. Key Information, page 5
Downgrades in our credit ratings could have negative effects…, page 13

1. We note that on August 23, 2011 Moody's Investors Service downgraded two of your banking units to A1 and indicated that they remain on review for further possible downgrade. Please quantify for us the effect, if any, the downgrade had on your borrowing costs and your collateral obligations under derivative contracts. Please also

quantify in future filings the likely effect a further one and two notch downgrade would have on your borrowing costs and your collateral obligations.

Transactions with counterparties in Iran and other countries…, page 16.

2. You state that you engage in transactions related to Cuba, Iran, Sudan, and Syria, which are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated business activities related to, or contacts with, Cuba, Iran, Sudan, and Syria, whether through subsidiaries, affiliates, or other direct or indirect arrangements, since your letter to us dated April 4, 2008. Your response should describe any business contacts you have had with the governments of the referenced countries or entities affiliated with, or controlled by, those governments since that letter. Identify any state-owned entities that have received financing from, or arranged by, you, and the uses made of the funds received.

3. You represented in your letter to us dated April 4, 2008 that in future filings you would disclose that you provide extensions of credit to, and maintain correspondent banking accounts for and with, a number of banks in terrorism-sponsoring countries that the U.S Treasury Department's Office of Foreign Assets Control identifies as "specially designated nationals" or that the Treasury Department designates as financial institutions of primary money laundering concern under Section 311 of the USA PATRIOT Act of 2001. Please explain to us why you have not provided such disclosure in your risk factor. Identify for us any persons with whom you have had business contacts in terrorism-sponsoring countries that are designated as SDNs or financial institutions of primary money laundering concern.

4. You state that you maintain policies and procedures to comply with U.S. laws and regulations related to contacts with U.S.-designated state sponsors of terrorism, including the U.S. Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010. Please describe for us the policies and procedures that you have implemented, including those addressing Section 104(c) of CISADA and the corresponding Iranian Financial Sanctions Regulations.

5. Please tell us the approximate dollar amounts of your revenues, assets, and liabilities associated with each of Cuba, Iran, Sudan, and Syria for the last three fiscal years and the subsequent interim period.

Item 4. Information on the Company, page 19
Supervision and Regulation, page 33
United States, page 39

6. We note your brief discussion of the U.S. Dodd-Frank Act on page 40. Please expand
   your disclosure in future filings to explain in further detail how the U.S. Dodd-Frank Act
   is expected to affect your business operations and provide quantitative information in
   future filings to the extent reasonably known.

Item 5. Operating and Financial Review and Prospects, page 44
Business Trends, page 53
Provision (credit) for loan losses, page 54

7. We note that the provision for loan losses decreased by ¥221 billion from the previous
   fiscal year to less than ¥1 billion for the fiscal year ended March 31, 2011. You disclose
   here that the decrease in provision for loan losses was mainly due to upgrades in the
   obligor categories of some borrowers and "other factors", as a result of your appropriate
   credit management while responding to customers' financing needs. Given the consistent
   decline in the economic environment and the recent natural disasters occurring in Japan,
   please revise your future filings to discuss the specific facts and circumstances that led
   you to upgrade the obligor categories of certain borrowers. Please disclose the nature of
   and quantify the respective impact of the "other factors" you refer to here that also
   contributed to the decrease in the provision for loan losses.

The Impact of the Great East Japan Earthquake, page 55

8. We note your disclosure that as part of your activities to support recovery efforts after the
   earthquake and tsunami you have been offering loans to individuals and corporations that
   were directly affected by the disaster under terms more favorable compared to
   conventional loans. Please quantify in future filings the amount of loans that have been
   offered under more favorable terms and describe the terms of those loans.

9. We note your disclosure that there is uncertainty about the treatment of major debt and
   equity holders under the compensation scheme for damages related to the nuclear
   accidents. Please describe in future filings the proposals regarding the treatment of debt
   and equity holders under the compensation scheme. Please quantify your exposure.

Critical Accounting Estimates, page 56
Allowance for Loan Losses and Allowance for Losses on Off-Balance Sheet Instruments,
page 56

10. You disclose that you measure the value of specifically identified impaired loans based
    on observable market price or the fair value of collateral if the loan is collateral

dependent. Please revise your future filings to discuss the type of collateral that underlies these loans and how you determine the fair value of such collateral. Discuss the extent to which you obtain updated independent appraisals of the collateral to support the values used.

Balance of allowance for loan losses, page 88

11. We note that your coverage ratio of the allowance for loans losses to impaired loans decreased significantly during 2011. As of March 31, 2009 and 2010 your allowance for loan losses covered approximately 76% and 80%, respectively, of your impaired loans. However, your allowance for loan losses covered only 55% of impaired loans as of March 31, 2011. Further, your table on page A-10 indicates that your impaired loans have been fairly consistent at year end for the last four years, approximating between ¥1.3 and ¥1.4 trillion. At the same time, your gross total loans increased slightly from March 31, 2010 to March 31, 2011. Please tell us and revise your future filings to bridge the gap between the 16% decline in your allowance compared to the 1.4% increase in loans, the 6% decrease in impaired loans, and the respective decreases in your coverage ratios for impaired loans and gross loans. Specifically explain how you considered the trends in past due loans as well as charge-offs.

12. You disclose here that the decrease in the allowance for loan losses on impaired loans is due mainly to a decrease in loans to large borrowers as a result of restructurings. Please tell us and revise to explain more clearly what you mean here. Further, in light of the significant impact of loan restructurings on your allowance, revise to discuss your restructuring programs in greater detail. Accordingly, please revise your future filings to address the following:

    a. The triggers or factors you review to identify these loans for modification;

    b. How restructured loans are classified (impaired vs. non-impaired and past-due vs. current) and, if applicable, the triggers for returning a restructured loan to non-impaired status and for returning a loan to current status;

    c. How you determine whether a restructuring will be classified as a "troubled debt restructuring" under the applicable accounting guidance;

    d. The amount of restructurings that are troubled debt restructurings versus the amount of restructurings that are not considered to be troubled debt restructurings;

    e. The amount of charge-offs recorded as a result of restructurings;

    f. How restructurings are considered in developing your allowance;

g. The key features of the modification programs, including a description of the significant terms modified and the typical length of each of the modified terms; and

h. The success rates of these modification programs and how you considered the likelihood of re-default in developing your allowance.

13. You disclose on page 88 that the decrease in the allowance for loan losses on other (non-impaired) loans was mainly due to your "appropriate credit management". Please revise to identify the specific aspects of your credit management that led to your conclusion that less allowance was appropriate, and discuss how these aspects of your credit management were reflected in your credit quality indicators. Discuss the increase in the "Other loans" as identified in your table on page 88, and identify the changes in the credit quality of that portfolio that resulted in a lower allowance at March 31, 2011.

Prime Capital, page100

14. We note that alongside the regulatory capital requirements supervised by the Financial Services Agency (FSA), you calculate and monitor "prime capital" as an important management indicator. To the extent "prime capital" is not *required* to be disclosed by FSA or a similar regulatory body, it is considered to be a non-GAAP financial measure under Item 10(e) of Regulation S-K. If you are unable to support why this measure is not a non-GAAP measure under Item 10(e), please expand your disclosures in future filings to clearly label this measure as non-GAAP. Please more clearly discuss how management uses the measure and why it believes this non-GAAP financial measure provides useful information to investors about the company's capital position.

Item 7. Major Shareholders and Related party Transactions, page127
Related Party Transactions, page 129

15. Please confirm, if accurate, and revise your future filings to disclose that your loans to related parties "were made in the ordinary course of business" and "were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions." Refer to Instruction 7.B.2 of Form 20-F.

Item 11. Quantitative and Qualitative Disclosures about Market Risk, page 153
Value-at Risk, page 161

16. We note on page 162 that trading losses/profits incurred on a single day exceeded your 99% one-day VaR on one occasion during each 2011 and 2009. We also note that that

trading losses/profits incurred on a single day did not exceed your 99% one-day VaR during 2010.

- Please revise your future filings to clarify that at the 99% confidence level, you would statistically expect your one-day trading losses and profits to exceed your VaR between three and four days per year.

- Given that your trading losses and profits exceeded your one-day VaR on only one occasion in each 2011 and 2009 and no occasions in 2010, please tell us why you believe the number of exceptions for the last three years has been consistently lower than the number of exceptions statistically expected for VaR that is calculated at the 99% confidence level.

- Explain to us how you determined your VaR model is still statistically appropriate in light of so few exceptions for the three years presented here.

- Address any changes you made to your VaR methodology or assumptions during the last three years, particularly highlighting any changes made because your trading loss and profit exceptions were less than statistically expected.

Selected Statistical Data, page A-1
III – Loan Portfolio, page A-7

17. In a response letter dated September 9, 2010, you indicated that in cases where management has serious doubts as to the ability of borrowers to comply with the present loan repayment terms based on known information about possible credit problems, such borrowers are categorized as "special attention," "intensive control," "substantially bankrupt" or "bankrupt." In future filings, please positively state, if true, that you do not have loans to borrowers that cause management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms for the periods presented other than those already designated within these categories.

Financial Statements and Notes
Note 1 – Basis of presentation and summary of significant accounting policies, page F-12
Repurchase and resale agreements, securities lending and borrowing and other secured financing transactions, page F-13

18. We note your policy on page F-13 regarding repurchase and resale agreements, securities lending and borrowing and other secured financing transactions. We also note your prior correspondence letter with the staff dated April 9, 2010 where you indicated that one of your consolidated subsidiaries accounted for repo to maturity transactions as sales, but otherwise these types of transactions are accounted for as secured borrowings. In order to increase the transparency of this disclosure, in future filings, please revise to clearly

state and quantify the circumstances where these types of transactions are accounted for as sales.

Loans, page F-15

19. Please revise your future filings to address the following regarding impaired loan status, nonaccrual status, and delinquency of loans by class of loan:

- Expand your disclosures here for determining past due or delinquency status as well as your policies for classifying loans as impaired and nonaccrual to more clearly identify the triggers used for such classifications by class of receivable. We note that in certain cases, the policies disclosed are summarized, and it is unclear how the policy applies to each of your classes. Refer to ASC 310-10-50-6.

- To the extent time-based triggers are used for certain classes of receivables, disclose the number of days past due when you classify them as delinquent, impaired, or nonaccrual.

- We note your statement on page A-10 that all of your impaired loans are designated as nonaccrual. You also disclose elsewhere in your filing that all of your troubled debt restructurings are classified as impaired loans and that all of your loans that are 90 days or more past due are classified as nonaccrual. Please revise page F-15 to better clarify the interaction between your restructured, past due, nonaccrual, and impaired loan classifications. Clearly identify how you determine loans that are not past due or restructured that should be classified as impaired and nonaccrual, and discuss the extent to which these triggers vary by loan class.

20. You disclose on page 86 that you endeavor to remove impaired loans from your balance sheet within three years of them being categorized as impaired through methods such as collection, charge-offs, disposal and improving the borrowers' credit rating through restructuring efforts. Please revise Note 1 to clearly disclose your charge-off policies by loan class, including the triggers for charging a loan off. Refer to ASC 310-10-50-11B(b). Discuss the extent to which you record partial charge-offs and provide the quantification of partially charged-off loans pursuant to paragraph ASC 310-10-50-16.

Allowance and provision (credit) for loan losses, page F-16

21. We note in determining the formula allowance you rely on a statistical analysis that incorporates loss rates based on its historical loss experience and third party data. Please expand your accounting policy in future filings to discuss the type of third party data that you use in your formula allowance and how often such data is updated. Please also revise future filings to specify how many years of historical losses (i.e. charge-offs) you analyze when determining your allowance amount.

22. We note on page F-41 that you classified loans into three portfolio segments: Corporate, Retail, and Other. Tell us where you provided the disclosure requirements pursuant to ASC 310-10-50-11B(a)(2) as it relates to the risk characteristics of each of your portfolio segments. Please revise to more clearly discuss the types of loans originated within each portfolio segment.

Note 3 – Business Combination, page F-27

23. We note you recognized a bargain gain of ¥106.3 billion as of March 31, 2010 as result of your acquisition of Shinko. You disclose here that the fair value of the shares of MHSC you transferred was determined on the basis of the opening market price of Shinko's common shares on the date of acquisition. When determining the value of consideration in a business combination, the fair value of the equity interests transferred is generally used. Please explain to us how you determined that the market share price of Shinko (i.e., acquiree) equity interests was more reliably measurable than the market share price of MHSC (i.e., acquirer) when determining the consideration value. Refer to ASC 805-30-30-7. Tell us whether the shares of MHSC were publicly traded prior to the merger. If so, tell us the amount of the difference between computing the consideration based on the shares of MHSC versus the shares of Shinko.

Note 6 – Loans, page F-35
Credit quality information, page F-36

24. Please expand your table on page F-37 to also include the credit quality information for all loans (including impaired loans) based on your internal rating system, or tell us why you believe it is appropriate to exclude your impaired loans from this disclosure. Refer to ASC 310-10-50-29(b) and ASC 310-10-55-8.

Note 7. Allowance for loan losses, page F-40

25. Please revise your footnote as well as your MD&A to discuss the reasons for the reserve release of ¥60,120 for Corporate loans as reported in your table on page F-41.

26. It appears that you combined the information required in ASC 310-10-50-11B(c) and 310-10-50-11B(g) in the tabular presentation on page F-41. In future filings, please disaggregate this information into separate tabular presentations. In other words, please present the rollforward of the allowance for loan loss by portfolio segment separately from the allowance for loan loss by impairment method.

27. On page F-41 the total of impaired loans is ¥1,550,116 as of March 31, 2011. However, total impaired loans as presented on page F-39 is ¥1,567,086 as of March 31, 2011. Please revise your future filings to explain the inconsistency.

Note 25 – Commitments and contingencies page F-75
Legal Proceedings, page F-79

28. You disclose here that you are involved in various legal proceedings in the ordinary course of business. ASC 450-20 requires you to establish accruals for litigation and other contingencies when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. When a loss is not both probable and estimable, an accrual is not recorded, but disclosure of the contingency is required to be made when there is at least a reasonable possibility that a loss or an additional loss has been incurred. The disclosure should indicate the nature of the contingency, including the claims made, and give an estimate of the possible loss or range of loss or state that such an estimate cannot be made.

- Please clarify in future filings if you believe your unresolved legal proceedings, individually and in aggregate, will likely have a material impact to the company's financial position, cash flows, or results of operations.

- If so, please tell us how you determined that you met the disclosure requirements of ASC 450-20, particularly the range of reasonably possible losses in excess of the amounts accrued.

Note 27 – Variable Interest entities and securitizations, page F-80
Investments in securitization products, page F-82

29. We note that you invest in, among other things, various types of CDO/CLO, synthetic CDO/CLO and repackaged instruments, CMBS and RMBS arranged by third parties for the purpose of generating current income or capital appreciation, which all utilize entities that are deemed to be VIEs. We also note that since you are only an investor in these VIEs, you do not ordinarily have the power to direct the VIEs' activities that most significantly impact the VIEs' economic performance. However, you do consolidate some VIEs "mostly" where the transactions were tailored by the third party arrangers to meet your needs as a main investor, who is eventually deemed to have the power to determine which assets to be held in the VIEs. Based from your disclosure, it appears that you may consolidate these VIEs other than based on your power to direct significant activities within the VIE. Please revise your filing, if true, to explicitly state that these VIEs are consolidated where you have the power to determine which assets should be held in the VIEs. If not, please explain to us your accounting analysis to support consolidation of these entities.

Note 29 – Fair Value, page F-84
Investments, page F-86

30. You disclose here that Japanese securitization products such as RMBS CMBS, CDO, ABS, and CLO are generally measured at quoted prices from broker-dealers. You also state that the quoted prices may be adjusted if they are not verified by the internal valuation process. Please consider explaining the extent to which, and how, the information is obtained and used in developing the fair value measurements in the consolidated financial statements. The nature and form of this information may vary depending on the facts and circumstances, but may include the following:

- The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;

- How and why, you adjust quotes or prices you obtained from brokers and pricing services;

- How you determined that the adjustments were warranted in the absence of verification based on the internal valuation process

- The extent to which the brokers or pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations; and

- Whether the broker quotes are binding or non-binding.

Loans, page F-94

31. You disclose here that the fair value of performing loans is estimated based on discounted cash flows using interest rates approximating your current rates on similar loans, adjusting for "inherent credit risk". You also disclose that you believe the carrying amounts of impaired loans, net of allowance for loan losses, approximate the fair values since allowance for loan losses for impaired loans is estimated based on the individual basis to reflect the value of uncollectible accounts. From your disclosures it appears you are using the incurred loss model for estimating losses on your loans rather than incorporating the additional incremental losses that would be reflected under the expected loss model which is the basis for fair value. In future filings, revise your presentation as necessary and confirm in your disclosure that the amounts presented incorporate your estimates of expected future losses on loans within the portfolio.

Exhibits 12.1 & 12.2

32. We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Trotter at (202) 551-3472 or Kevin W. Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Sebastian Gomez Abero, Special Counsel, at (202) 551-3578 with any other questions.

Sincerely,

/s/ Kevin W. Vaughn for

Suzanne Hayes
Assistant Director